EXHIBIT (a)(1)(xii)

Contacts:	Andy Brimmer or Dan Katcher
Joele Frank, Wilkinson Brimmer Katcher
212-355-4449

FOR IMMEDIATE RELEASE

NEXT LEVEL SAYS STOCKHOLDERS CONTINUE TO REJECT MOTOROLA’S

INADEQUATE OFFER DESPITE THREE EXTENSIONS

Next Level Says It Is Time For Motorola To Let Next Level Get On With Its Business

ROHNERT PARK, Calif., March 11, 2003—Next Level Communications, Inc. (Nasdaq: NXTV) today commented on Motorola, Inc.’s tender offer results and latest extension of its offer to Next Level stockholders:

“The Next Level stockholders continue to send Motorola a clear message: Motorola’s $1.04 per share unsolicited tender offer is inadequate and does not recognize Next Level’s long-term potential. As of Friday, March 7, 2003, Motorola received less than 15% of the Next Level shares it then sought in its unsolicited tender offer.

“The Motorola tender offer has failed – despite three extensions since it commenced its unsolicited tender offer to squeeze out the Next Level minority shareholders on January 27, 2003. While some short-term speculators, including arbitrageurs, have tendered, we believe that long-term holders see Next Level’s long-term potential.

“It’s time for Motorola to let Next Level get on with the business of offering customers our state-of-the-art, full service platform providing the only commercially-proven and cost-effective ‘triple-play’ solution of voice, video and data.”

On January 27, 2003, Motorola, the majority stockholder of Next Level, commenced an unsolicited tender offer to acquire all the outstanding shares of Next Level it does not currently own for $1.04 per share. Motorola subsequently extended its unsolicited tender offer on three occasions, in each case where Motorola had failed to acquire the necessary number of shares needed to complete the offer. Next Level continues to believe that Motorola’s unsolicited tender offer is inadequate and encourages Next Level stockholders not to tender into Motorola’s offer. The offer is now scheduled to expire on Friday, March 14, 2003, at 5:00 pm New York time.

Separately, Next Level announced that the Independent Committee has implemented a management retention plan for six key employees reporting to the chief executive officer. The purpose of the plan is to retain and keep these employees focused on their jobs and the business of the company so the company can continue to execute its business plan. An independent compensation consultant advised the Independent Committee and the Compensation Committee in formulating the terms of the retention plan.

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About Next Level Communications

Next Level is a world leader in integrated broadband access platforms for delivering any combination of voice, high-speed data and multi-stream digital video services into the home or office. Next Level offers a unified multi-service, multi-band platform that lets communications service providers enter a more profitable broadband market segment by delivering a virtual communications and entertainment center over existing copper telephone lines. Next Level’s highly scalable networking products, management tools and support assistance allow communications service providers to deliver a range of subscriber services, and realize significant new revenue streams. Founded in 1994 and headquartered in Rohnert Park, California, the company has deployed its state-of-the-art systems for more than 100 communications service providers worldwide. For additional information, visit www.nlc.com.

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Next Level Communications and the NLC logo are trademarks or registered trademarks of Next Level Communications in the United States and other countries.